  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Recursion Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

75629V104

(CUSIP Number)

Mubadala Investment Company PJSC

Attention: Treasury and Investor Relations

P.O. Box 45005

Abu Dhabi

United Arab Emirates

+971 2 413 0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75629V104	SCHEDULE 13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,740,917 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 8,740,917 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,740,917 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there is a total of 152,687,244 Common Shares outstanding as reported in the Prospectus filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on April 16, 2021.

CUSIP No. 75629V104	SCHEDULE 13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS Mamoura Diversified Global Holdings PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,740,917 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 8,740,917 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,740,917 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there is a total of 152,687,244 Common Shares outstanding as reported in the Prospectus filed by the Issuer with the Commission on April 16, 2021.

CUSIP No. 75629V104	SCHEDULE 13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS MDC Capital Partners (Ventures) GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,062,869 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 7,062,869 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,062,869 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (See Item 5)*
14	TYPE OF REPORTING PERSON PN

*	The calculation assumes that there is a total of 152,687,244 Common Shares outstanding as reported in the Prospectus filed by the Issuer with the Commission on April 16, 2021.

CUSIP No. 75629V104	SCHEDULE 13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS MDC Capital Partners (Ventures), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,062,869 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 7,062,869 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,062,869 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (See Item 5)*
14	TYPE OF REPORTING PERSON PN

*	The calculation assumes that there is a total of 152,687,244 Common Shares outstanding as reported in the Prospectus filed by the Issuer with the Commission on April 16, 2021.

CUSIP No. 75629V104	SCHEDULE 13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS MIC Capital Partners (Public) (US) IM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,388,889 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 1,388,889 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,388,889 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (See Item 5)*
14	TYPE OF REPORTING PERSON IA

*	The calculation assumes that there is a total of 152,687,244 Common Shares outstanding as reported in the Prospectus filed by the Issuer with the Commission on April 16, 2021.

CUSIP No. 75629V104	SCHEDULE 13D	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS MIC Capital Partners (Public) Parallel Cayman, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,388,889 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 1,388,889 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,388,889 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (See Item 5)*
14	TYPE OF REPORTING PERSON PN

*	The calculation assumes that there is a total of 152,687,244 Common Shares outstanding as reported in the Prospectus filed by the Issuer with the Commission on April 16, 2021.

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, $0.00001 par value per share (the “Common Shares”), of Recursion Pharmaceuticals, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 41 S Rio Grande Street, Salt Lake City, Utah, 84101.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of Mubadala Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mubadala”), Mamoura Diversified Global Holdings PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mamoura”), MDC Capital Partners (Ventures) GP, LP, a limited partnership organized under the laws of the Cayman Islands (“MDC GP”), MDC Capital Partners (Ventures), LP, a limited partnership organized under the laws of the Cayman Islands (“MDC LP”), MIC Capital Partners (Public) (US) IM, LLC, a limited liability company organized under the laws of the Cayman Islands (“MIC IM”) and MIC Capital Partners (Public) Parallel Cayman, LP, a limited partnership organized under the laws of the Cayman Islands (“MIC LP”) (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of Mubadala and Mamoura is Al Mamoura Building 45005, Abu Dhabi, United Arab Emirates. The business address of MDC GP, MDC LP, MIC IM and MIC LP is c/o Mubadala Capital, 22nd Floor, Al Sila Tower, ADGM Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

Fifteenth Investment Company LLC (“Fifteenth”), which directly holds 2,777,777 Common Shares, and Thirty Fifth Investment Company LLC (“Thirty Fifth”), which directly holds 5,963,140 Common Shares, are both wholly owned subsidiaries of Mamoura, which is wholly owned by Mubadala, which is wholly owned by the Government of Abu Dhabi. MDC GP is the general partner of MDC LP, which directly holds 7,062,869 Common Shares. MDC GP has created an investment committee comprised of four individual members, which has the authority, by affirmative majority consent, to approve all investment and divestment decisions made with respect to MDC LP. Each of the members of the investment committee expressly disclaims beneficial ownership of the shares held by MDC LP. MIC IM is the investment manager of MIC LP, which directly holds 1,388,889 Common Shares.

The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

The principal business of Mubadala and Mamoura is the development and management of an extensive and economically diverse portfolio of commercial initiatives designed to accelerate economic growth for the long-term benefit of Abu Dhabi. The principal business of Ventures GP, Ventures LP, MIC IM and MIC LP is investing in securities.

The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are listed on Schedule I hereto, which is incorporated herein by reference.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 2, 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Initial Public Offering

On April 15, 2021, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC (collectively, the “Representatives”), as representatives of the several underwriters named in Schedule I thereto (the “Underwriters”), providing for the offer and sale by the Issuer (the “Offering”), and purchase by the Underwriters, of 24,242,424 Common Shares at a price to the public of $18.00 per Common Share. On April 20, 2021, the Offering closed.

In connection with the closing of the Offering, the (i) Series B Convertible Preferred Stock of the Issuer held by MDC LP automatically converted into 3,578,653 Common Shares, (ii) Series C Convertible Preferred Stock of the Issuer held by MDC LP automatically converted into 2,738,824 Common Shares, (iii) Series D Convertible Preferred Stock (together with the Series B Convertible Preferred Stock and the Series C Convertible Preferred Stock, the “Preferred Shares”) of the Issuer held by (a) MDC LP automatically converted into 745,392 Common Shares and (b) Thirty Fifth automatically converted into 5,963,140 Common Shares.

In addition, (i) MIC IM purchased 1,388,889 Common Shares at a price of $18.00 per Common Share for an aggregate purchase price of $25,000,002 and (ii) Fifteenth purchased 2,777,777 Common Shares at a price of $18.00 per Common Share for an aggregate purchase price of $49,999,986.

The purchase of the (i) Preferred Shares held prior to the Offering and (ii) Common Shares in the Offering was funded by working capital of Mubadala and Mamoura and by equity contributions of MDC LP and MIC LP. The conversion of Preferred Shares into Common Shares occurred upon the closing of the Offering without the payment of any consideration by the Reporting Persons.

Investors’ Rights Agreement

The Issuer, MDC LP, Thirty Fifth and certain other shareholders of the Issuer are party to an amended and restated investors’ rights agreement (as amended, the “Investors’ Rights Agreement”). The Investors’ Rights Agreement provides MDC LP, Thirty Fifth and other parties thereto with demand registration rights, shelf registration rights and piggyback registration rights, in respect of their Common Shares, subject to certain conditions. In addition, in the event that the Issuer registers additional Common Shares for sale to the public, it will be required to give notice of such registration to MDC LP, Thirty Fifth and certain other parties of its intention to effect such a registration, and, subject to certain limitations, include the Common Shares held by them in such registration. The Investors’ Rights Agreement includes customary indemnification provisions in favor of MDC LP, Thirty Fifth and certain other parties against certain losses and liabilities arising out of or based upon any filing or other disclosure made by the Issuer under the securities laws relating to any such registration. The registration rights expire on the earlier of two years after the closing of the Offering, a liquidation event and, with respect to any particular holder, including MDC LP and Thirty Fifth, at such time that such holder can sell all of its shares without restriction pursuant to Rule 144 under the Securities Act of 1933, as amended, within a 90-day period.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and the description of the Investors’ Rights Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Investors’ Rights Agreement which is filed as an exhibit hereto and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following sentence assumes that there is a total of 152,687,244 Common Shares outstanding as reported in the Prospectus filed by the Issuer with the Commission on April 16, 2021. Pursuant to Rule 13d-3 under the Act, (i) Mubadala and Mamoura beneficially own 8,740,917 Common Shares, which constitutes approximately 5.7% of the outstanding Common Shares, (ii) MDC GP and MDC LP beneficially own 7,062,869 Common Shares, which constitutes 4.6% of the outstanding Common Shares and (iii) MIC IM and MIC LP beneficially own 1,388,889 Common Shares, which constitutes approximately 0.9% of the outstanding Common Shares.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except for the Investors’ Rights Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits.

  Agreement of Joint Filing by Mubadala Investment Company PJSC, Mamoura Diversified Global Holdings PJSC, MDC Capital Partners (Ventures) GP, LP, MDC Capital Partners (Ventures), LP, MIC Capital Partners (Public) (US) IM, LLC and MIC Capital Partners (Public) Parallel Cayman, LP, dated as of April 26, 2021.
  Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, dated as of September 1, 2020 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on March 22, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2021

Mubadala Investment Company PJSC

By: /s/ Samer Halawa

Name: Samer Halawa

Title: Chief Legal Officer

Mamoura Diversified Global Holdings PJSC

By: /s/ Samer Halawa

Name: Samer Halawa

Title: Chief Legal Officer

MDC Capital Partners (Ventures) GP, LP

By: /s/ Rodney Cannon

Name: Rodney Cannon

Title: Manager

MDC Capital Partners (Ventures), LP

By: /s/ Rodney Cannon

Name: Rodney Cannon

Title: Manager

MIC Capital Partners (Public) (US) IM, LLC

By: /s/ Rodney Cannon

Name: Rodney Cannon

Title: General Counsel

MIC Capital Partners (Public) Parallel Cayman, LP

By: /s/ Rodney Cannon

Name: Rodney Cannon

Title: Manager

SCHEDULE I

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Mubadala Investment Company PJSC, Mamoura Diversified Global Holdings PJSC, MDC Capital Partners (Ventures) GP, LP, MDC Capital Partners (Ventures), LP, MIC Capital Partners (Public) (US) IM, LLC and MIC Capital Partners (Public) Parallel Cayman, LP are set forth below.

Mubadala Investment Company PJSC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Directors
His Highness Sheikh Mohamed bin Zayed Al Nahyan	Crown Prince of Abu Dhabi and Deputy Supreme Commander of the UAE Armed Forces, and Chairman of the Executive Council, Chairman	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
His Highness Sheikh Mansour bin Zayed Al Nahyan	Deputy Prime Minister and Minister of Presidential Affairs of the United Arab Emirates, Vice-Chairman	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
His Excellency Khaldoon Khalifa Al Mubarak	Group Chief Executive Officer & Managing Director, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
His Excellency Mohammed Ahmed Al Bowardi	Minister of State for Defence Affairs, Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
His Excellency Suhail Mohamed Faraj Al Mazrouei	UAE Minister of Energy & Industry, Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Mahmood Ebraheem Al Mahmood	Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
His Excellency Abdulhamid Saeed	Governor of the UAE Central Bank	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Executive Officers
His Excellency Khaldoon Khalifa Al Mubarak	Group Chief Executive Officer and Managing Director	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Waleed Al Mokarrab Al Muhairi	Deputy Group Chief Executive Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Homaid Al Shimmari	Deputy Group CEO, Chief Corporate & Human Capital Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Carlos Obeid	Chief Financial Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Lebanon

Samer Saleh Halawa	Chief Legal Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Jordan
Ahmed Yahia Al Idrissi	Chief Executive Officer, Direct Investments	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Canada
Hani Barhoush	Chief Executive Officer, Disruptive Investments	P.O. Box 45005, Abu Dhabi, United Arab Emirates	United States
Khaled Al Qubaisi	Chief Executive Officer, Real Estate & Infrastructure Investments	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Ahmed Saeed Al Calily	Chief Strategy and Risk Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Mussabeh Al Kaabi	Chief Executive Officer, UAE Investments	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Mamoura Diversified Global Holdings PJSC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Homaid Al Shimmari	Deputy Group CEO, Chief Corporate & Human Capital Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE
Carlos Obeid	Chief Financial Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Lebanon
Samer Halawa	Chief Legal Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Jordan

MIC Capital Partners (Public) (US) IM, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Hani Barhoush	Chief Executive Officer, Disruptive Investments, Mubadala Investment Company; Chief Executive Officer, Mubadala Capital	P.O. Box 45005, Abu Dhabi, United Arab Emirates	United States
Rodney Wayne Cannon	General Counsel, Mubadala Capital	Al Sila Tower, 22nd Floor, ADGM Square, Al Maryah Island, Abu Dhabi, United Arab Emirates	Australia
Maxime Franzetti	Head of Public Equities, Mubadala Capital	Al Sila Tower, 22nd Floor, ADGM Square, Al Maryah Island, Abu Dhabi, United Arab Emirates	France

MDC Capital Partners (Ventures) GP, LP / MDC Capital Partners (Ventures), LP / MIC Capital Partners (Public) Parallel Cayman, LP

None